

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Frank J. Fertitta III
Chief Executive Officer and President
Station Casinos, Inc.
1505 South Pavilion Center Drive,
Las Vegas, Nevada 89135

> **Re:**   **Station Casinos, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed on March 31, 2010**
>   **File No. 001-12037**

Dear Mr. Fertitta:

We have reviewed your response letter dated January 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Native American Development Costs, page 18

1.   We note your response to our prior comment four. We believe that investors should have a complete and balanced understanding of the status of all of your Native American casino development projects including a thorough discussion of all the inherent risks, contingencies, and uncertainties involved and how you considered and evaluated each of these in your recoverability analysis. As such, please revise future filings to disclose the items listed below for each of your Native American casino development projects. While we acknowledge that some of this information is currently disclosed in your commitments and contingencies footnote, we believe this information should be

consolidated into one complete and comprehensive discussion that includes all of the items listed below. These disclosures should be updated on a quarterly basis and you should explain any changes that occurred during the quarter. Please provide us with your proposed revised disclosure.

- The date you entered into the Development and Management Agreement with the Native American tribe;

- The significant provisions of the Development and Management Agreement including but not limited to:

  - Term, including disclosure that states that the term is finite because under the agreement you are to train the tribe to be able to manage the casino upon expiration of the agreement;

  - Stated interest rate;

  - The management fee;

  - Your obligations under the agreement;

  - Provisions relating to agreement termination; and

  - Agreement buy-out provisions, if any and at what cost.

- The date you first made expenditures towards the casino development project;

- Specifications of the land upon which the casinos are to be built including the total acreage and location, acreage that you provided, and acreage that the tribe had (reservation land);

- Whether the usable land is accessible, including how;

- Current project specifications, including the square footage of casino space and other space, type and number of gaming devices, including but not limited to slot machines and table games, hotels (number of rooms) and restaurants expected to be included in the project;

- The type of gaming you are planning to operate (i.e. Class II or Class III);

- When you expect to begin construction;

- When you expect that the project will be complete and ready to be opened for business;

- As of the latest balance sheet date, the total amount expended by you, including the amounts capitalized and expensed;

- Your future financing obligations;

- Status of obtaining third party financing for the project;

- Any revenue sharing arrangements with the state or any other persons;

- Status of all outstanding litigation;

- Details on any other litigation that has now been resolved favorably or unfavorably; and

- Any other significant project milestones or contingencies, the outcome of which could have a material effect on the probability of project completion as planned.

2.   Please revise your disclosure in future filings to discuss the following items in a tabular format as of the latest balance sheet date. Your disclosure should state a response to each item as yes, no, or not applicable and any other information requested including any further explanation you feel is needed to provide your readers with a complete understanding of the status:

- Whether or not the tribe is federally recognized as a tribe by the US Government's Bureau of Indian Affairs (BIA) and, if so, the date they were recognized and, if not, the status of their progress towards being federally recognized;

- Whether the tribe has possession of or has access to usable land upon which the casinos are to be built;

- Status of obtaining all regulatory and governmental approvals, including the date the approval was granted or agreement was entered into, including but not limited to:

    o   Gaming compact with the state;

    o   Approval of the gaming compact with the state by the United States Department of the Interior (DOI);

    o   Approval of the management agreement by the National Indian Gaming Commission (NIGC);

    o   The DOI accepting usable land into trust on behalf of the tribe;

    o   Gaming Licenses, including specifics as to the type and number of gaming devices allowed;

    o   Tribal-State Compact; and

    o   County Agreement.

These disclosures should be updated on a quarterly basis and you should explain any changes that occurred during the quarter. Please provide us with your proposed revised disclosure.

3.   Please explain to us in further detail how you evaluated each of your projects for impairment. Please include a detailed discussion of how you considered each of the contingencies and milestones listed above, including all positive and negative evidence you considered in evaluating how each item would be resolved. Additionally, please address each of the following items:

- How you determined that the development process was progressing including a discussion of the achievement of milestones during the planning and development phases;

- How you assessed the likelihood that the project will be successfully completed, including a probability in percentage terms of completion;

- How you determined that each milestone and contingency would be favorable resolved, including a probability in percentage terms by which you believed it would be resolved favorably;

- Given the numerous uncertainties involved, how you determined that repayment of advances was probable at the time of issuance; and

- The projected future operating performance of each of the projects including a discussion of the significant assumptions made, how the assumptions were determined, and how you considered this projection in your impairment evaluation.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief